SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC [I]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:
Ryanair Holdings plc

2. Reason for the notification (please tick the appropriate box or boxes
X	an acquisition or disposal of voting rights
an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation[iii]:
EuroPacific Growth Fund ("EUPAC")

4. Full name of shareholder(s) (if different from the person mentioned in point 3.) [iv]:

5. Date of the transaction and date on which the threshold is crossed or reached[v]:
28 September 2015

6. Date on which issuer is notified:	29 September 2015

7. Threshold(s) that is/are crossed or reached:	Below 5%

8. Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]
	Number of Shares[viii]	Number of Voting rights[ix]	Number of shares[x]	Number of voting rights [xi]		% of voting rights
			Direct	Direct [xii]	Indirect [xiii]	Direct	Indirect
ADRs (ISIN: US7835131043)	13,629,910	0	13,488,409	0		0.000%

SUBTOTAL A (based on aggregate voting rights)	13,629,910	0	13,488,409	0		0.000%

B) Financial Instruments
Resulting situation after the triggering transaction[xiv]
Type of financial instrument	Expiration Date [xv]	Exercise/Conversion Period/ Date [xvi]	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A

SUBTOTAL B (in relation to all expiration dates)

Total (A+B) [where applicable in accordance with national law]	number of voting rights	% of voting rights
13,488,409 ADRs	0	0.000%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xvii]:
n/a

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].
n/a

11. Additional information:
EUPAC has granted proxy voting authority to Capital Research and Management Company, its investment adviser.
Please note that the notification submitted on behalf of The Capital Group Companies, Inc. disclosed holdings as of 11 August 2015 included EUPAC's holdings.

Done at Los Angeles, California on 29 September 2015.

Annex to the standard form TR-1 [XVIII]

a) Identity of the person or legal entity subject to the notification obligation:

Full name (including legal form for legal entities)	EuroPacific Growth Fund
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071 U.S.A.
Phone number	(213) 615-0469
Other useful information (at least a contact person for legal persons)	Christopher Aquino Email: GRGroup@capgroup.com

b) Identity of the notifier [xix]:

Full name
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071 U.S.A.
Phone number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

c) Additional information

Notes to Form TR-1

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
[iii] This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC; (c) all the parties to the agreement referred to in Article 10 (a) of that Directive, or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points (b) to (h) of Article 10 of that Directive, the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in letter (b) of Article 10 of that Directive, the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in letter (c) of Article 10 of that Directive, the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;
- in the circumstances foreseen in letter (d) of Article 10 of that Directive, the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in letter (e) of Article 10 of that Directive, the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 9, under letters (a) to (d) of Article 10 of that Directive or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in letter (f) of Article 10 of that Directive, the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in letter (g) of Article 10 of that Directive, the natural person or legal entity that controls the voting rights;
- in the circumstances foreseen in letter (h) of Article 10 of that Directive, the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
[iv] Applicable in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 10 of that Directive unless the holdings of the shareholder would be lower than 3% of the total number of voting rights.
[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.
[vi] Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state "below 3%".
[vii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

For the case provided for in Article 10(a) of Directive 2004/109/EC, there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
[viii] To be used in Member States where applicable.
[ix] Direct and indirect.
[x] To be used in Member States where applicable.
[xi] In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns - if there is no combined holdings, please leave the relevant box blank.
[xii] Voting rights attached to shares held by the notifying party (Article 9 of Directive 2004/109/EC).
[xiii] Voting rights held by the notifying party independently of any holding of shares (Article 10 of Directive 2004/109/EC).
[xiv] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
[xv] Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

[xvi] If the financial instrument has such a period - please specify this period - for example once every 3 months starting from [date].
[xvii] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, ~~i~~nsofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xviii] This annex is only to be filed with the competent authority.

[xix] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in Articles 10 and 13 of Directive 2004/109/EC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01, October, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary